Exhibit 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com
FOR IMMEDIATE RELEASE
JUNE 21, 2006
LJ INTERNATIONAL INC. CEO SEES DOUBLE DIGIT GROWTH FOR
COMPANY IN LETTER TO SHAREHOLDERS
HONG KONG and LOS ANGELES, CA — June 21, 2006 — LJ International Inc. (Nasdaq/NMS: JADE), one of the fastest-growing jewelry companies in the world, today reported that its Chairman and CEO expects accelerated revenue and earnings growth in the years ahead. Details of this announcement were published in the Company’s 2005 Letter to Shareholders, a copy of which is attached below.
“Dear Shareholder,
It has been another impressive year for LJ International (Nasdaq: JADE). During 2005, the Company continued to exceed both internal and external growth targets; achieved new all-time financial records; launched ENZO, which we quickly grew to become China’s largest foreign-branded jewelry chain; and, perhaps most impressively, we accomplished these milestones while maintaining our record of double-digit growth in our core wholesale business. And from all that we have experienced so far, I am pleased to report that these trends are continuing in 2006.
First, on the subject of breaking records and exceeding expectations, LJI ended 2005 with its strongest fourth-quarter revenues ever — $31.6 million — bringing its revenues for the full year to $94.6 million, also a new record for the Company since its founding nearly 20 years ago. Revenues were up 26% year-over-year for the fourth quarter and up 22% for the full year. The Company also beat earlier guidance on net income and earnings per fully diluted share (“EPS”), for both the quarter and the full year. What is particularly noteworthy about our exceeding both net income and EPS projections is that we had already issued one upward revision in that guidance. Our performance, therefore, surpassed even raised expectations. Our third quarter of 2005 ended September 30, was also a record-breaker, setting all-time highs for revenues, operating income and net income.

The most recent quarter for which LJI has reported results — the first quarter ended March 31, 2006 - shows that our business remains strong on all fronts. Revenues were up 39% year-over-year, reflecting an acceleration of our revenue growth rate from 2005. EPS, excluding ENZO start-up cost, grew 67% compared to same period last year. Once again, both EPS and revenues exceeded our prior guidance.
Growth has been strong on all fronts, I’d like to stress. That includes the worldwide markets served by the core business that built the foundation of LJI as we know it today: the manufacture and wholesaling of fine jewelry to our global blue-chip partners that include QVC, Wal-Mart, HSN, Zale, JC Penney and many others representing significant growth opportunities for us going forward because an ever increasing number of U.S. retailers are looking to China for their future suppliers.
I will expand on our very positive wholesale results later in this letter, but for now, I’d like to bring you up-to-date on the rapid progress being made by our ENZO retail division, which operates in China, Hong Kong and Macau and, which, as a result of our first-mover advantage, has grown to become the largest foreign-branded jewelry retail chain store in China.
China’s Robust Economy Fuels ENZO’s Nationwide Roll-Out Plan
As of the date of this letter, we have opened 23 wholly-owned ENZO retail stores — evidence that we’re well on our way to achieving our target of having at least 40 stores by the end of 2006, and 100 by the end of 2008. This again surpasses the projections we disclosed in December 2005. We had timed the soft-opening of our Macau mega store to coincide with the official unveiling of the Macau Fisherman’s Wharf (“MFW”) on New Year’s Eve last year. However, the MFW project has been delayed by about a year and is now expected to be fully operational together with the casino only in late 2006. Our entire mega store, therefore, will now be fully operational in line with the new MFW schedule — approximately a year later than the original plan.
Should ENZO keep its current pace of expansion — and I fully expect it to do so — it will be a high-profile retail presence in all major Chinese cities by the time of the 2008 Beijjng Olympics. For the year 2008, we are projecting ENZO revenues of at least $40 million. That would represent approximately 25% of LJI’s total 2008 revenues, which we have projected to range between $155 million and $165 million — at a future compound annual growth rate of between 22% and 25%.
During 2005, ENZO reported revenues of $2.5 million - a figure well above earlier projections, which had already been revised upwards. In the first quarter of 2006, ENZO continued its very strong growth with revenues up more than 65% from the fourth quarter of 2005. That sequential rise is significant because it came after most of the ENZO stores now in operation had already opened (there were 20 at the end of the fourth quarter of

2005, and 23 at the end of the first quarter of 2006). So while newly opened stores contributed to the revenue growth, it’s likely that same-store sales increases were playing a big part as well. Indeed, results reported earlier this year at one of the first ENZO outlets — the flagship store at Shanghai’s City Plaza — revealed revenues for January and February 2006 standing at more than double those in the first two months of 2005.
But top-line growth is only part of the story, and arguably, not the most important part for you, the investor. Ultimately, profit is what builds wealth, and this is where ENZO will make a truly dramatic difference. The full vertical integration of the ENZO retail business model — which is not just mine-to-market, but mine-to-consumer — cuts out middlemen up and down the supply chain and enables us to sell at high gross margins. The gross profit on a typical ENZO product is about 50% compared to our historical wholesale margin of about 22%. Expenses related to store openings have somewhat delayed the impact of the higher gross margins, but in time they will give our overall EBITDA and net income a sharp upward push.
We currently expect ENZO to reach profitability in 2007. The division’s most recent results show that it’s on track to meet or beat those goals. During the first quarter ended March 31, 2006, ENZO’s net loss, including the operating and finance expenses of opening new stores, fell sequentially to $550,000, from $749,000 in the fourth quarter of 2005. We also saw clear evidence that ENZO’s gross margins were beginning to have their expected impact on margins of LJI as a whole. During the first quarter of 2006, the Company’s overall gross profit was $5.8 million, or 24% of revenues, compared to $3.7 million, or 21% of revenues, in the first quarter of 2005.
We anticipate overall gross profit to rise from 23% in 2005 to about 30% in 2008. Accordingly, we expect net income to rise at a compounded annual growth rate of 38% to 42% — a much faster rate than for overall revenues. On a per-share basis, we see EBITDA reaching between 65 and 70 cents by 2008, and EPS hitting between 45 and 50 cents. In other words, we see EPS approximately doubling in three years’ time from the 24 cents recorded in 2005.
What It Means to Be a First Mover
The story of China’s economic dynamism is so well known by now that I do not need to go into great detail about it here. Investors all over the globe can see that the world’s most populous country, currently reporting economic growth of 10% a year, offers vast opportunities for well-positioned retailers. One aspect of China’s business climate may have received less attention than it should have, though. That is the impact of the nation’s entry, at the end of 2004, into the World Trade Organization. By joining the WTO, China gave unprecedented market access to foreign-based retail firms such as LJI. And the firms that were the first to take advantage of this window of opportunity gained a substantial edge on the competition by staking out the best locations and introducing their brand to the most affluent consumers. LJI, through its ENZO stores, is the first-mover among non-China-based jewelry retailers in China, and has quickly become a revenue leader in the upscale shopping districts of Beijing, Shanghai and other large cities. ENZO is positioned to become the largest foreign-based jewelry retailer chain in China.

Growing Globally
Our revenues outside China will continue to be our primary revenue source for several years to come. We expect this side of our business to continue growing within its long-term historic range, although not quite at the 20%-plus levels of the previous three years. Specifically, we’re looking at a year-over-year growth rate of between 10-15% in our wholesale business from now to 2008. I consider this a conservative forecast of the revenue expansion that we can achieve in markets that are mature and highly competitive.
In the near term, LJI’s wholesale growth certainly seems likely to stay ahead of that long-term forecast. In 2005, revenues from our core business rose about 20% over 2004. In the first quarter of 2006, core revenues were 29% above overall LJI revenues in the first quarter of 2005 (ENZO revenues were not reported separately in the earlier quarter, although they were starting to have a significant impact on company-wide results). LJI continues to widen and deepen its relationships with major retailers worldwide, and it holds a strong global position among its competitors. We have well-established customer relationships with the three largest TV shopping channels in the US, most of the major national jewelry chains, and retailers of global reach such as Wal-Mart and Carrefour. We were named “Vendor of the Year” by ShopNBC in 2005 and our product lines have been recognized by the jewelry industry for design excellence. In October 2005, for instance, we won the Champion and First Runner-Up awards at the 7th Buyers’ Favorite Jewelry Design Competition in Hong Kong. We expect to collect more such honors in the coming months and years for our creative team, spearheaded by renowned designer Omar Torres of Bvlgari and Movado fame. During the first quarter of 2006, we reported a single order of over $1 million from one of the largest mass merchants in the U.S. and a longstanding LJI customer.
LJI will continue to generate exciting news in the coming months as we open new stores and expand our wholesale business around the world. We expect great things, for instance, from the new store in Macau, the gaming capital of East Asia, and one of the region’s prime tourist destinations. I will continue to keep you posted from time to time with letters such as this, both to express my appreciation of your continued interest and support, and to keep you current on the execution of our growth strategy.”
Yours truly,

Yu Chuan Yih
Chairman and Chief Executive Officer

If you would like to be added to LJI’s investor email lists, please contact Haris Tajyar with Investor Relations International at htajyar@irintl.com.
About LJ International
LJ International, Inc. (LJI) (Nasdaq/NMS: JADE) is a publicly-owned company, based in Hong Kong and the U.S., engaged in designing, branding, marketing and distributing a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets. It trades on the Nasdaq National Market under the symbol JADE.
For more information on LJI, please visit the Company’s Web site at http://www.ljintl.com .
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.
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